Exhibit 12.1
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

		Year Ended December 31,					Six Months Ended
		2005	2006	2007	2008	2009	6/30/2009	6/30/2010
Income (loss) from continuing operations before income taxes		$857,155	$1,353,277	$1,031,754	$685,811	$(235,116)	$(50,711)	$100,306
Less earnings (losses) from affiliates, net of dividends		(2,600)	(18,111)	(5,136)	236,763	229,813	81,053	(10,379)
Add amortization of capitalized interest		1,267	2,836	5,129	7,100	5,312	2,241	3,042
Add fixed charges as adjusted (from below)		47,786	123,652	158,803	201,128	268,771	135,075	133,811

Earnings	(1)	$903,608	$1,461,654	$1,190,550	$1,130,802	$268,780	$167,658	$226,780

Fixed charges:
Interest expense:
Interest on indebtedness		$19,086	$110,464	$144,556	$187,234	$172,012	$83,877	$92,649
Capitalized		4,173	17,810	34,564	29,769	29,912	17,459	6,008
Amortization of debt related costs (a)		25,763	10,043	10,364	9,484	92,936	49,228	39,322
Interest portion of rental expense		2,937	3,145	3,883	4,410	3,823	1,970	1,840

Fixed charges before adjustments	(2)	51,959	141,462	193,367	230,897	298,683	152,534	139,819
Less capitalized interest		(4,173)	(17,810)	(34,564)	(29,769)	(29,912)	(17,459)	(6,008)

Fixed charges as adjusted		$47,786	$123,652	$158,803	$201,128	$268,771	$135,075	$133,811

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	17.39	10.33	6.16	4.90	0.90	1.10	1.62

(a)	Includes deferred financing, discount and premium amortization.